EAST RESOURCES ACQUISITION COMPANY

7777 NW Beacon Square Boulevard

Boca Raton, Florida 33487

July 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, DC 20549

Attention:	Austin Wood
Mary Beth Breslin
Re:	East Resources Acquisition Company
Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2022
File No. 001-39403

Ladies and Gentlemen:

Pursuant to a discussion with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on June 30, 2022, East Resources Acquisition Company (the “Company”) is hereby responding to the comments provided by the Staff telephonically on June 27, 2022 to the above referenced Preliminary Proxy Statement on Schedule 14A.  In connection with this letter, the Company is filing today a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).  For ease of reference, we have set forth the Staff's comment and the Company’s response for the item below.

Preliminary Proxy Statement on Schedule 14A filed June 21, 2022

General

1.

The Staff requested additional clarification with respect to the Company’s decision to move all funds in the trust account from being held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to cash.

Response: The Company acknowledges the Staff’s comment and has added relevant disclosure on page 12 of the Definitive Proxy Statement. The excerpted disclosure is included below.

How are the funds in the trust account currently being held?

With respect to the regulation of special purpose acquisition companies like the Company (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, while the funds in the trust account have, since the Company’s initial public offering, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940), on June 22, 2022, the Company instructed Continental Stock Transfer & Trust Company, the trustee managing the trust account, to hold all funds in the trust account in cash until the earlier of consummation of the business combination and liquidation of the Company.

*  *  *  *

Please direct any questions regarding the foregoing to the undersigned or to our counsel.

Sincerely,

EAST RESOURCES ACQUISITION COMPANY

/s/ Gary L. Hagerman, Jr.

Gary L. Hagerman, Jr.

Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP